Exhibit 99.1

This content is This content is Public. Confidential. = DRY STACKING Miguel Burnier - MG GERDAU S.A. QUARTERLY RESULTS 2Q23 Videoconference August 9 (Wednesday) 12:00 p.m. BRT |11:00 a.m. NY CLICK HERE to access the videoconference RI.GERDAU.COM

QUARTERLY RESULTS - 2Q23

São Paulo, August 8, 2023 – Gerdau S.A. (B3: GGBR / NYSE: GGB) announces its results for the second quarter of 2023. The consolidated financial statements of the Company are presented in Brazilian reais (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

GERDAU CLOSES 2Q23 WITH ADJUSTED EBITDA OF R$3.8 BILLION IN A CHALLENGING MACROECONOMIC ENVIRONMENT



HIGHLIGHTS

- **Accident frequency rate of 0.66** at semester-end, reinforcing our low accident rate and our commitment to people's safety;
- **Shipments** of 2.9 million tonnes of steel, in line with 1Q23;
- **Adjusted EBITDA** of R$3.8 billion, one of the best historical results for the period;
- **Debt indicators** in compliance with the Company's policy: gross debt of R$10.7 billion and a net debt/EBITDA ratio of 0.37x;

- In the **Special Steel BD**, EBITDA was R$603 million, the second highest level ever for a second quarter;
- **CAPEX** reached R$1.2 billion in 2Q23;
- Based on the results for the second quarter of 2023, the Company allocated **R$752.1 million for distribution as dividends** (R$0.43 per share), to be paid as of August 29, 2023;

- Gerdau will invest **R$3.2 billion in a new sustainable mining platform in Minas Gerais** between 2023 and 2026**.** The portion of investment for 2023 is already included in CAPEX disclosed for the current year and is following the cycle of investments in the state in recent years, focusing on modernization, technology updates, improved environmental practices, and expansion of local operations;
- Completion of the investment in **Whitby** (Canada), increasing steel production capacity by 200 kt per year;
- Start of power generation at the **Midlothian** solar farm in Texas (United States).

MAIN INDICATORS

CONSOLIDATED	2Q23	1Q23	Δ	2Q22	Δ	6M23	6M22	Δ
Shipments of steel (1,000 tonnes)	2,933	2,979	-1.5%	3,245	-9.6%	5,912	6,300	-6.2%
Net Sales[1] (R$ million)	18,265	18,872	-3.2%	22,968	-20.5%	37,138	43,299	-14.2%
Adjusted EBITDA[2,3] (R$ million)	3,792	4,322	-12.3%	6,680	-43.2%	8,114	12,507	-35.1%
Adjusted EBITDA Margin[2,3] (%)	20.8%	22.9%	-2.1 p.p	29.1%	-8.3 p.p	21.8%	28.9%	-7.1 p.p
Adjusted Net Income[3] (R$ million)	2,143	2,388	-10.3%	4,298	-50.1%	4,530	7,239	-37.4%
Adjusted Net Margin[3] (%)	11.7%	12.7%	-0.9 p.p	18.7%	-7.0 p.p	12.2%	16.7%	-4.5 p.p
Gross Debt (R$ million)	10,695	12,261	-12.8%	12,445	-14.1%	10,695	12,445	-14.1%
Net Debt/EBITDA	0.37x	0.31x	0.06x	0.18x	0.19x	0.37x	0.18x	0.19x
CAPEX (R$ million)	1,229	954	28.8%	959	28.2%	2,183	1,552	40.7%
Free Cash Flow (R$ million)	784	2,698	-70.9%	3,215	-75.6%	3,482	6,238	-44.2%

2

4 QUARTERLY RESULTS - 2Q23 MESSAGE FROM MANAGEMENT Before going into Gerdau’s financial results, we are pleased to announce that our accident frequency rate was 0.66 at half-year end, remaining below the rate of 0.76 recorded in the full year 2022, reinforcing the culture of safety and active care among our employees. For us, safety is the way to fulfill our ambition to be one of the world’s safest steel companies. Regarding the Company’s financial performance, we closed the first six months of 2023 with solid results even amid a global environment with lower consumption and resilient inflation in several markets, which directly affected demand. In 2Q23, issues such as the level of economic activity in China, the U.S. economic landscape, and difficulties in accessing credit in Brazil were some of the factors that marked the period, leading to an environment of increased attention to steel global consumption. Amid a challenging backdrop, also affected by excess steel produced in China, international prices dropped in the period. In Brazil, expected cuts in interest rates, the likely approval of the tax reform, and the possibility of a stricter tax policy led to an environment characterized by a slight improvement in confidence in the steel industry, despite uncertainty about demand recovery in the coming quarters. For Gerdau, the consistent results delivered in the period stem from its instrumental geographic diversification in the Americas and highlight the importance of its strategic product mix, combined with the Company’s high service level offered to our clients. Even amid a global backdrop of lower consumption in the second quarter, Net Sales totaled R$18.3 billion, virtually in line with 1Q23, and Adjusted EBITDA was R$3.8 billion in 2Q23. Regarding our Business Divisions (BD), the resilience of the North America BD continues to be influenced by economic activity and governmental programs that stimulate steel consumption. Despite higher inflation and interest rates, it is expected that the pace of non-residential construction will remain stable and that the infrastructure package announced by the U.S. government will increase demand for steel. In the second quarter, the backlog of orders of the North America BD stood at approximately 60 days of inventory, and our product portfolio had more stable prices compared to those of other steel segments, which, combined with our cost control efforts, enabled this BD’s margin to remain at 26%. In line with the best environmental practices, we also pointed out that the Midlothian (Texas) solar unit started to produce renewable energy in June of this year, and we expect it to reach its total generation capacity of 80MW as early as next quarter. In the Brazil BD, uncertainty related to the export market, including higher steel production in China, increased penetration of imported steel in Brazil, and the appreciation of the real against the dollar, is putting pressure on sales. In the construction sector, it is already possible to see some resumption of real estate launches, which, together with the injection of funds from governmental programs, such as a housing program for low-income families and the Harvest Plan (Plano Safra), announced in June in the amount of R$364 billion, creates a more positive outlook for the coming months. Similarly, more substantial incentives for infrastructure works in transportation, logistics, sanitation, and renewable energy breed optimism about the second half of the year. Similarly, in line with the South America environment, the South America BD maintains healthy levels in the construction, energy, and mining sectors. In Argentina, the scenario is one of attention with inflation, the effects of the drought and the presidential election, while in Uruguay infrastructure works can be a good driver for the sector. In Peru, demand for steel remains stable despite the political, social and climate issues observed at the beginning of the year. In the Special Steel BD, the continued positive performance of the heavy vehicle, energy, and oil & gas sectors boosted volumes and margins in the quarter. Despite considerable demand for special steel in North America, more expensive credit and a decline in the population’s consumption, as well continued shutdowns of the main automakers in Brazil, despite the recent federal government program of incentive for the purchase of affordable vehicles, continue to be points of attention. Moving forward with the Company’s sustainable growth strategy and demonstrating our commitment to society through investments in modernization, improvement in environmental practices, and expansion of operations, we announced the new sustainable mining platform of the Miguel Burnier mine, in the Ouro Preto (MG) district, with investment of R$3.2 billion to be made between 2023 and 2026. The investment earmarked for 2023 is already included in the R$5 billion CAPEX announced by the Company and represents an important step in our social and environmental strategy. In addition to enabling an increase in production capacity through high-quality iron ore, with a consequent reduction in carbon emissions, the investment also comprises processes with cutting-edge technology, such as an iron ore pipeline and dry stacking to dispose of 100% of the tailings produced by the operation. The investment also renews the Company’s commitment to social and economic development in the state of Minas Gerais. As a pioneer in the Brazilian industry, the Company has recently announced the decommissioning of platform P-32, where Gerdau will use metal scrap generated by the decommissioning of Petrobras’ oil rig in the units located in Rio Grande do Sul. This initiative will also enable the removal of a significant volume of this material from Brazilian seas and its transformation into new steel products, reinforcing Gerdau’s benchmark position in low-carbon steel production, mainly through the recycling of ferrous scrap. We are very pleased to announce that Gerdau was recognized as the only steel producer among the top 100 companies in the 9th edition of Merco’s ESG Responsibility Ranking, leading the “mining, steel, and metallurgy” category. The Company also leads the category ranking that highlights organizations with best environmental, social, and governance practices, reflecting our commitment to making a positive impact in the regions where we are present in order to build an even more sustainable future. We thank once again our employees, customers, suppliers, partners, shareholders, and other stakeholders for their trust, and the Board of Directors for its support as we build the Company’s history and work towards continuous value creation. THE MANAGEMENT Despite a challenging macroeconomic environment, we recorded solid results and continued to reinforce our social and environmental commitment through sustainable mining of high-quality ore. 3

QUARTERLY RESULTS - 2Q23

CONSOLIDATED RESULTS

OPERATING PERFORMANCE

PRODUCTION & SHIPMENTS

CONSOLIDATED	2Q23	1Q23	Δ	2Q22	Δ	6M23	6M23	Δ
Volumes (1,000 tonnes)								
Crude steel production	3,078	2,988	3.0%	3,429	-10.2%	6,066	6,835	-11.3%
Shipments of steel	2,933	2,979	-1.5%	3,245	-9.6%	5,912	6,300	-6.2%

In 2Q23, Gerdau's crude steel production was 3.1 million tonnes, up 3.0% from 1Q23 and down 10.2% from the same period last year. The crude steel production capacity utilization rate was 74%, up 3 p.p. from 1Q23, driven by the recovery in volumes in some of our operations.

Steel shipments totaled 2.9 million tonnes in 2Q23, in line with 1Q23 and down 9.6% from 2Q22. Although shipment volumes are historically higher in the second quarter than in the first quarter, in 2Q23, domestic shipment volumes were below historical levels in the Brazil BD, reflecting a lower consumption by clients from different segments and higher imports penetration. Further details on steel production and shipment volumes are presented below, in the paragraphs about our Business Divisions.

SALES SEGMENTATION PER BD - 2Q23


BRAZIL BD
44.7%
NORTH AMERICA BD
32.4%
SPECIAL STEEL BD
12.6%
SOUTH AMERICA BD
10.3%

4

QUARTERLY RESULTS - 2Q23

FINANCIAL PERFORMANCE

NET SALES

In 2Q23, Net Sales totaled R$18.3 billion, down 3.2% from 1Q23 (driven by the depreciation of the dollar against the Brazilian real) and 20.5% from the same period last year, given the strong comparison base.

Net Sales per tonne were R$6,227 in the quarter, in line with 1Q23, mainly explained by sustained spreads in North America, but with a higher share of exports in the volumes of the Brazil BD.


-20.5%
3.2%
22,968
21,149
17,964
18,872
18,265
2Q22
3Q22
4Q22
1Q23
2Q23

GROSS PROFIT

Cost of Goods Sold totaled R$15.0 billion in the period, down 1.7% from 1Q23 and 12.2% from 2Q22, influenced by the reduction in sales and lower prices of raw materials, such as, for example, scrap and iron ore, which consequently reduced costs in the compared periods.

CONSOLIDATED	2Q23	1Q23	Δ	2Q22	Δ	6M23	6M22	Δ
Results (R$ million)								
Net Sales	18,265	18,872	-3.2%	22,968	-20.5%	37,138	43.299	-14.2%
Cost of Goods Sold	(14,987)	(15,244)	-1.7%	(17,065)	-12.2%	(30,231)	(32.214)	-6.2%
Gross Profit	**3,278**	**3,629**	**-9.7%**	**5,904**	**-44.5%**	**6,907**	**11.085**	**-37.7%**
Gross Margin	*17.9%*	*19.2%*	*-1.3 p.p*	*25.7%*	*-7.8 p.p*	*18.6%*	*25.6%*	*-7.0 p.p*

Gross Profit was R$3.3 billion in the quarter, down 9.7% compared to the previous quarter, reflecting the fact that Net Sales declined more sharply than Cost of Goods Sold.

The result recorded in the period reflects the impacts of a more competitive environment, considering the current macroeconomic backdrop, especially in the Brazilian domestic market, and a still higher cost of the main raw materials used in the production process.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

Selling, General & Administrative (SG&A) Expenses were R$562 million in 2Q23, up 4.5% from 1Q23 and 8.9% from 2Q22. As a percentage of Net Sales, SG&A Expenses were 3.1%, slightly higher than in 1Q23, once again reflecting Gerdau's discipline in maintaining its expenses at healthy levels.

CONSOLIDATED	2Q23	1Q23	Δ	2Q22	Δ	6M23	6M22	Δ
Results (R$ million)								
SG&A	(562)	(538)	4.5%	(516)	8.9%	(1.100)	(1.010)	8.9%
Selling expenses	(174)	(174)	-0.1%	(178)	-2.2%	(348)	(346)	0.6%
General and administrative expenses	(388)	(364)	**6.7%**	(338)	**14.8%**	(752)	(664)	13.2%
%SG&A/Net Sales	*3.1%*	*2.8%*	*0.2 p.p*	*2.2%*	*0.9 p.p*	*3.0%*	*2.3%*	*0.7 p.p*

5

QUARTERLY RESULTS - 2Q23

EBITDA AND EBITDA MARGIN

BREAKDOWN OF CONSOLIDATED EBITDA (R$ million)	2Q23	1Q23	Δ	2Q22	Δ	6M23	6M22	Δ
Net Income	**2,143**	**3,215**	**-33.3%**	**4,298**	**-50.1%**	**5,358**	**7,239**	**-26.0%**
Net financial result	423	50	744.4%	361	17.2%	473	864	-45.2%
Provision for income and social contribution taxes	319	1,027	-68.9%	1,131	-71.8%	1,346	2,701	-50.2%
Depreciation and amortization	752	715	5.2%	701	7.3%	1,467	1,360	7.8%
EBITDA - CVM Instruction[1]	**3,637**	**5,007**	**-27.4%**	**6,492**	**-44.0%**	**8,644**	**12,164**	**-28.9%**
Equity in earnings of unconsolidated companies (a)	(234)	(354)	-33.9%	(387)	-39.5%	(588)	(695)	-15.4%
Proportional EBITDA of associated companies and jointly controlled entities (b)	392	510	-23.1%	573	-31.6%	902	1,037	-13.0%
Losses due to non-recoverability of financial assets (c)	(4)	5	-	2	-	1	1	-48.6%
Non-recurring items (d)	-	(845)	-	-	-	(845)	-	-
Credit recovery / Provisions	-	(845)	-	-	-	(845)	-	-
Adjusted EBITDA[2]	**3,792**	**4,322**	**-12.3%**	**6,680**	**-43.2%**	**8,114**	**12,507**	**-35.1%**
Adjusted EBITDA Margin	*20.8%*	*22.9%*	*-2.1p.p*	*29.1%*	*-8.3p.p*	*21.8%*	*28.9%*	*-7.1p.p*

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	2Q23	1Q23	Δ	2Q22	Δ	6M23	6M22	Δ
EBITDA - CVM Instruction [1]	**3,637**	**5,007**	**-27.4%**	**6,492**	**-44.0%**	**8,644**	**12,164**	**-28.9%**
Depreciation and amortization	(752)	(715)	5.2%	(701)	7.3%	(1,467)	(1,360)	7.8%
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES	**2,885**	**4,292**	**-32.8%**	**5,791**	**-50.2%**	**7,177**	**10,804**	**-33.6%**

1 – Non-accounting measure calculated in accordance with CVM Resolution 156, of June 23, 2022.
2 – Non-accounting measure reconciled with information presented in the Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.
(a) Amounts presented in the "Equity in earnings of unconsolidated companies" line in Note 22 to the Company's Financial Statements.
(b) Amounts composed by the lines "Proportional operating income before financial result and taxes of associated companies and jointly controlled entities" and "Proportional depreciation and amortization of associated companies and jointly controlled entities" lines in Note 22 to the Company's Financial Statements.
(c) Amounts presented in the "Reversal (losses) due to non-recoverability of financial assets" line in Note 22 to the Company's Financial Statements.
(d) Amounts composed of the "Credits recovery / Provisions" line of Note 22 to the Company's Financial Statements.

Adjusted EBITDA reached R$3.8 billion in 2Q23, down 12.3% from 1Q23, with an EBITDA Margin of 20.8% in the period, as a result of the reasons mentioned above. Adjusted EBITDA dropped 43.2% year over year, due to the strong comparison base, given the all-time high Adjusted EBITDA recorded in 2Q22. However, despite this decline, this figure represents one of the Company's best results for a second quarter and endorses the appropriateness of its business model and strategy through greater flexibility and balance between its Business Divisions.

ADJUSTED EBITDA (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%)


29.1%
25.4%
20.2%
22.9%
20.8%
6.680
5.369
3.630
4.322
3.792
2Q22
3Q22
4Q22
1Q23
2Q23
Adjusted EBITDA (R$ million)
Adjusted EBITDA Margin (%)

6

QUARTERLY RESULTS - 2Q23

FINANCIAL RESULT

CONSOLIDATED (R$ million)	2Q23	1Q23	Δ	2Q22	Δ	6M23	6M22	Δ
Financial Result	**(423)**	**(50)**	**744.4%**	**(361)**	**17.2%**	**(473)**	**(864)**	**-45.2%**
Financial income	244	216	13.0%	141	73.0%	460	229	100.8%
Financial expenses	(356)	(324)	10.0%	(400)	-11.0%	(680)	(761)	-10.7%
Tax credit update[1]	-	253	-	-	-	253	-	-
Exchange variation[2]	(14)	21	-	151	-	7	30	-75.8%
Exchange variation (other currencies)	(286)	(211)	35.5%	(198)	44.4%	(497)	(318)	56.3%
Bonds buyback expenses	-	-	-	(51)	-	-	(51)	-
Gains on financial instruments, net	(11)	(5)	100.1%	(4)	175.0%	(16)	7	-

The Financial Result was negative R$423 million in 2Q23, versus negative R$50 million in 1Q23 and negative R$361 million in 2Q22, mainly driven by the greater impact of exchange variation, reflecting the effects of fluctuations in the exchange rate of local currencies against the dollar in the countries where we operate, and the non-recurring tax credit update effect of R$253 million in 1Q23.


EBITDA PER BD - 2Q23
BRAZIL BD
25.7%
NORTH AMERICA BD
46.1%
SPECIAL STEEL BD
15.7%
SOUTH AMERICA BD
12.5%

7

QUARTERLY RESULTS - 2Q23

ADJUSTED NET INCOME

Adjusted Net Income was R$2.1 billion in the quarter, down 10.3% from 1Q23. Compared to 2Q22, Adjusted Net Income dropped 50.1%, due to the combination of a strong comparison base in the period and a decline in consumption, as mentioned earlier. It is worth noting the importance of operational efficiency and deleveraging initiatives implemented by the Company in recent years, which contributed to sustaining high net income levels vis-à-vis historical figures.

CONSOLIDATED (R$ million)	2Q23	1Q23	Δ	2Q22	Δ	6M23	6M22	Δ
Operating Income before Financial Result and Taxes[1]	**2,885**	**4,292**	**-32.8%**	**5,791**	**-50.2%**	**7,177**	**10,804**	**-33.6%**
Financial Result	**(423)**	**(50)**	**744.4%**	**(361)**	**17.2%**	**(473)**	**(864)**	**-45.2%**
Income before Taxes[1]	**2,462**	**4,242**	**-42.0%**	**5,430**	**-54.7%**	**6,705**	**9,940**	**-32.5%**
Income and social contribution taxes	(319)	(1,027)	-68.9%	(1,131)	-71.8%	(1,346)	(2,701)	-50.2%
Exchange variation	(69)	(48)	43.8%	169	-140.8%	(117)	(177)	-33.9%
Other lines	(250)	(709)	-64.7%	(1,300)	-80.8%	(959)	(2,524)	-62.0%
Non-recurring items	-	(270)	-	-	-	(270)	-	-
Consolidated Net Income[1]	**2,143**	**3,215**	**-33.3%**	**4,298**	**-50.1%**	**5,358**	**7,239**	**-26.0%**
Non-recurring items	-	(828)	-	-	-	(828)	-	-
Credit recovery / Provisions	-	(1,098)	-	-	-	(1,098)	-	-
Income tax and social contribution - non-recurring items	-	270	-	-	-	270	-	-
Consolidated Adjusted Net Income [2]	**2,143**	**2,388**	**-10.3%**	**4,298**	**-50.1%**	**4,530**	**7,239**	**-37.4%**

1 - Accounting measure disclosed in the Company's Income Statement.
2 - Non-accounting measure calculated by the Company to show Net Income adjusted for non-recurring events that influenced the result.


ADJUSTED NET INCOME (R$ MILLION) AND NET MARGIN (%)
18.7%
14.3%
7.4%
12.7%
11.7%
4.298
3.022
1.333
2.388
2.143
2Q22
3Q22
4Q22
1Q23
2Q23
Adjusted Net income (R$ million)
Adjusted Net Income Margin (%)

8

QUARTERLY RESULTS - 2Q23

CAPITAL STRUCTURE AND INDEBTEDNESS

DEBT BREAKDOWN (R$ million)	2Q23	1Q23	Δ	2Q22	Δ
Short Term	1,010	2,962	-65.9%	3,550	-71.5%
Long Term	9,685	9,299	4.2%	8,895	8.9%
Gross Debt	**10,695**	**12,261**	**-12.8%**	**12,445**	**-14.1%**
Gross Debt / Total Capitalization[1]	17.5%	19.7%	-2.2 p.p	20.0%	-2.5 p.p
Cash, cash equivalents and short-term investments	4,185	5,825	-28.2%	7,755	-46.0%
Net Debt	**6,510**	**6,436**	**1.1%**	**4,690**	**38.8%**
Net Debt [2] (R$) / EBITDA [3] (R$)	**0.37x**	**0.31x**	**0.06x**	**0.18x**	**0.19x**

1. Total capitalization = shareholders' equity + gross debt – interest on debt.
2. Net debt = gross debt – interest on debt – cash, cash equivalents, and financial investments.
3. Adjusted EBITDA in the last 12 months.

The Company's percentage of liabilities coming due in the long term increased from 78% to 92%, due to the payment of R$931 million related to the 2023 bond and R$600 million related to the first tranche of the 16th series debenture in 2Q23. The composition of Gross Debt is as follows: 69% denominated in U.S. dollars, 26% in Brazilian reais, and 5% in other currencies. On June 30, 2023, Gross Debt was R$10.7 billion, lowest indebtedness since September 2007, down 12.8% from 1Q23 and 14.1% from 2Q22.

DEBT (R$ BILLION) & LEVERAGE RATIO


0.18
0.16
0.33
0.31
0.33
12.4
12.9
12.6
12.3
10.7
7.8
8.6
5.4
5.8
4.2
4.7
4.3
7.2
6.4
6.5
2Q22
3Q22
4Q22
1Q23
2Q23
Net Debt
Cash
Gross Debt
Net Debt/EBITDA (R$)

After the payment of debt and taxes, which are historically concentrated in the second quarter, the cash position at quarter-end was R$4.2 billion, resulting in Net Debt of R$6.5 billion and a Net Debt/EBITDA ratio of 0.37x, maintaining a very comfortable financial position.


LIQUIDITY POSITION
AND DEBT AMORTIZATION
(R$ BILLION)
8.4
4.2
4.2
92% in long term
2Q23 settlements
2023 Bond + Debenture
R$ 1.6 B
0.6
1.0
1.2
0.8
2.1
5.0
Liquidity
2023
2024
2025
2026
2027
2028
2029
2030 & after
Cash & Equiv.
RCF ¹
Bonds
Debenture
Other
¹ Global Revolving Credit Facility

The average debt term of 7.8 years reflects a debt maturity schedule that is well balanced and well distributed over the coming years, which, together with the current healthy capital structure, enables us to make the necessary investments in the evolution and continuity of our business. At quarter-end, the weighted average nominal cost of debt was 5.6% per annum, for debt denominated in U.S. dollars; and equivalent to 104.8% of the CDI rate per annum, for debt denominated in Brazilian reais.

9

QUARTERLY RESULTS - 2Q23

INVESTMENTS (CAPEX)

On February 28, 2023, the Board of Directors of Gerdau S.A. approved disbursements related to the investment plan (*) for the current year in the amount of R$5 billion, of which R$1,229 million was invested in 2Q23, allocated as follows: R$761 million to Maintenance and R$468 million to Expansion and Technology Updates.


CAPEX PER BD - 2Q23
BRAZIL BD
63.1%
NORTH AMERICA BD
25.3%
SPECIAL STEEL BD
8.6%
SOUTH AMERICA BD
3.0%

The Company also announced an investment of R$3.2 billion in a new sustainable mining platform in Minas Gerais between 2023 and 2026. The portion of investment earmarked for 2023 is already included in CAPEX disclosed for the current year and is following the cycle of investments in the state in recent years, focusing on modernization, technology updates, improved environmental practices, and expansion of local operations. The investment, which comprises cutting-edge equipment and processes, follows best mining practices and will use the dry stacking method to dispose of 100% of tailings resulting from the iron ore extraction process, eliminating the need to use tailings dams. The use of a pipeline for the transportation of iron ore also reinforces the Company's commitment to sustainable mining.

(*) The investment plan does not include contributions made by Gerdau Next to other companies, given that, as established by international accounting standards (IFRS), only jointly controlled entities are consolidated in the Companies' Financial Statements.

FREE CASH FLOW

Free Cash Flow in 2Q23 was R$784 million, which reflects the significant contribution of EBITDA, combined with disciplined CAPEX investment and use of working capital.


100%
3,792
15%
-569
32%
-1,229
5%
-175
27%
-1,035
21%
784
2Q23 Adjusted EBITDA
Working Capital
CAPEX
Interest net debt
Income tax
2Q23 Free Cash Flow

WORKING CAPITAL & CASH CONVERSION CYCLE

The Cash Conversion Cycle (working capital divided by net sales in the quarter) increased from 78 days in 1Q23 to 81 days in 2Q23, due to a decline in Net Sales in the period.

In 2Q23, Working Capital was R$16.4 billion, in line with 1Q23, reflecting more balanced changes in the accounts in the period.

Detailed information on Working Capital accounts is presented in Notes 5, 6, and 11 to the Financial Statements.


Working Capital (R$ Billion) & Financial Cycle (Days)
16.4
16.3
16.2
16.3
16.4
64
70
81
78
81
18.5
18.8
17.8
17.2
17.0
7.3
6.7
5.0
6.0
5.6
-9.4
-9.2
-6.6
-6.9
-6.2
2Q22
3Q22
4Q22
1Q23
2Q23
Clients
Inventories
Suppliers
Financial Cycle

10

QUARTERLY RESULTS - 2Q23 13 GOVERNANCE AND CAPITAL MARKETS DIVIDENDS On August 8, 2023, the Board of Directors of Gerdau S.A. approved the payment of dividends in the amount of R$752.1 million (R$0.43 per share). The payment will be made on August 29, 2023, based on shareholders of record on August 18, 2023, with ex-dividend date on August 21, 2023. Management reaffirms its belief that the best way to increase absolute dividends is through strong cash generation, which it has been delivering, enabling it to maintain its policy of distributing at least 30% of Adjusted Net Income to the Company’s shareholders. SHARE BUYBACK PROGRAM On May 5, 2022, Gerdau S.A. announced a share buyback program for the repurchase of up to 55,000,000 preferred shares, representing approximately 5% of the free-float preferred shares, with a maximum program duration of 18 months. At the end of 2Q23, the Company had repurchased 44,564,000 preferred shares at an average price of R$24.08/share, corresponding to 81.0% of the buyback program. SHAREHOLDER RETURNS AUCTION OF FRACTIONAL SHARES ARISING FROM BONUS SHARES On February 28, 2023, the Board of Directors approved a capital increase to R$20,289,409,000.00 by capitalizing profit reserves in the amount of R$966,162,334.00, with the issue of 83,669,860 new book-entry shares without par value, of which 28,596,497 are common shares and 55,073,363 are preferred shares, attributed to shareholders as bonus, at the ratio of one (1) new share for each twenty (20) shares of the same type based on shareholders of record on March 21, 2023. The new shares were credited to shareholders on March 24, 2023, and the fractional shares were grouped into whole numbers and sold on B3 S.A. — Brasil, Bolsa, Balcão (“B3”) - at an auction held on May 5, 2023. At this auction, 58,687 book-entry shares without par value, of which 8,065 common and 50,622 preferred, were sold, raising a net amount of R$21.7886509609 per common share and R$24.7771089645 per preferred share. These amounts became available to shareholders on May 17, 2023, in proportion to the fractional shares of each type to which they were entitled on March 21, 2023. 11

QUARTERLY RESULTS - 2Q23 13 PERFORMANCE BY BUSINESS DIVISION (BD) Gerdau presents its results in four Business Divisions (BD). BRAZIL BD — includes the operations in Brazil (except special steel) and the iron ore operation; NORTH AMERICA BD — includes all operations in North America (Canada and United States), except special steel, as well as the jointly controlled company in Mexico; SPECIAL STEEL BD — includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil; SOUTH AMERICA BD — includes all operations in South America (Argentina, Peru, and Uruguay), except the operations in Brazil, and the jointly controlled companies in Colombia and the Dominican Republic. NET SALES EBITDA AND EBITDA MARGIN * The percentage of EBITDA from business operations is calculated considering the total EBITDA of the four operations. 12

QUARTERLY RESULTS - 2Q23

BRAZIL BD

PRODUCTION & SHIPMENTS

BRAZIL BD	2Q23	1Q23	Δ	2Q22	Δ	6M23	6M22	Δ
Volumes (1,000 tonnes)								
Production of crude steel	1,441	1,258	14.6%	1,576	-8.5%	2,699	3,102	-13.0%
Shipments of steel	1,345	1,277	5.3%	1,529	-12.0%	2,622	2,913	-10.0%
Domestic Market	1,065	1,087	-2.0%	1,186	-10.2%	2,152	2,271	-5.2%
Exports	280	190	47.3%	343	-18.4%	469	642	-26.8%
Shipments of long steel	913	835	9.2%	1,061	-14.0%	1,748	2,014	-13.2%
Domestic Market	659	661	-0.2%	745	-11.5%	1,320	1,410	-6.4%
Exports	253	174	45.1%	315	-19.7%	428	604	-29.2%
Shipments of flat steel	432	442	-2.2%	468	-7.7%	874	899	-2.8%
Domestic Market	406	426	-4.9%	441	-8.0%	832	861	-3.4%
Exports	26	15	71.2%	27	-3.8%	42	38	9.6%

In 2Q23, crude steel production of the Brazil BD grew 14.6% over 1Q23 and decreased 8.5% from 2Q22, due to increased production volume in the previous year in preparation for the successful shutdown of the Blast Furnace no. 2 at Ouro Branco in 3Q22. Total shipments increased 5.3% in 2Q23 compared to 1Q23, influenced by higher export volumes in the period: 79% of the shipments of the Brazil BD were sent to the domestic market, down from 85% in the previous quarter. According to the Brazil Steel Institute, the domestic market declined 1.4% and 9.8% compared to 1Q23 and 2Q22, respectively.

In the domestic market, the civil construction sector remains resilient. The number of active construction sites in Brazil remained at a record high in June, at more than 10,500 units, up 14.5% year over year, with good levels of cutting and bending contracts. In the energy sector, demand remains resilient in the oil & gas segment, with a positive impact on demand for steel in the coming cycles. The retail sector remains under pressure from higher interest rates. Compared to 2Q22, the 12.0% decline in shipments was due to lower demand from the main sectors served by the Company and a gradual cooling of the Brazilian economy, as well as a drop in exports compared to 2Q22.

Despite weaker domestic demand in the Brazilian steel market, some governmental programs have been launched and may stimulate consumption. For example, the Harvest Plan (*Plano Safra*), announced in June 2023, will offer affordable financing to the agriculture sector, fueling growth and demand for steel products. Meanwhile, the new My House, My Life (*Minha Casa, Minha Vida* — MCMV) program is designed to subsidize the purchase of homes for families with income of up to R$8,000. Bringing a positive outlook for the coming quarters, the number of real estate projects launched in 2Q23 increased 30.5% over 1Q23, according to the Brazilian Association of Real Estate Developers (ABRAINC). Another initiative that may boost demand is an expected investment of around R$15.7 billion in power transmission lines.

In 2Q23, 493,000 tonnes of iron ore were sold to third parties and 221,000 tonnes were consumed internally.

13

QUARTERLY RESULTS - 2Q23

OPERATING RESULT

BRAZIL BD	2Q23	1Q23	Δ	2Q22	Δ	6M23	6M22	Δ
Results (R$ million)								
Net Sales[1]	7,236	6,925	4.5%	9,588	-24.5%	14,161	17,610	-19.6%
Domestic Market	6,205	6,225	-0.3%	8,097	-23.4%	12,430	14,959	-16.9%
Exports	1,030	701	47.0%	1,491	-30.9%	1,731	2,651	-34.7%
Cost of Goods Sold	(6,430)	(6,031)	6.6%	(7,481)	-14.1%	(12,461)	(13,707)	-9.1%
Gross profit	**806**	**894**	**-9.8%**	**2,107**	**-61.8%**	**1,700**	**3,903**	**-56.4%**
Gross margin (%)	**11.1%**	**12.9%**	**-1.8 p.p**	**22.0%**	**-10.8 p.p**	**12.0%**	**22.2%**	**-10.2 p.p**
EBITDA[1]	**992**	**1,064**	**-6.7%**	**2,288**	**-56.6%**	**2,056**	**4,239**	**-51.5%**
Adjusted EBITDA Margin[1] (%)	**13.7%**	**15.4%**	**-1.6 p.p**	**23.9%**	**-10.1 p.p**	**14.5%**	**24.1%**	**-9.5 p.p**

1. Includes iron ore sales.
2. Non-accounting measure reconciled with information presented in Note 22 to Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.

Net Sales in the period were R$7.2 billion, up 4.5% from 1Q23, mainly explained by an increase in shipment volume. Compared to the same quarter of last year, Net Sales decreased 24.5%, reflecting the strong comparison base in 2Q22. Net Sales per tonne were R$5,389, in line with 1Q23.

Cost of Goods Sold rose 6.6% in in the quarter compared to 1Q23, mainly due to a 5.3% increase in shipment volumes. Regarding raw material cost per unit, the charcoal mix rose slightly, while scrap and iron ore declined. Compared to 2Q22, the reduction in Cost of Goods Sold was due to lower shipment volumes in the period, coupled with a decline in the cost of the main raw materials used in the production process. Cost per tonne sold was R$4,747, down 1.5% from 1Q23.

As a result, Gross Profit totaled R$806 million in 2Q23, down 9.8% from 1Q23 and 61.8% from 2Q22. The Brazil BD reported Adjusted EBITDA of R$1 billion in 2Q23, down 6.7% from 1Q23 and 56.6% from 2Q22.

QUARTERLY RESULTS - 2Q23

NORTH AMERICA BD

PRODUCTION & SHIPMENTS

NORTH AMERICA BD	2Q23	1Q23	Δ	2Q22	Δ	6M23	6M22	Δ
Volumes (1,000 tonnes)								
Production of crude steel	1,033	1,185	-12.9%	1,145	-9.8%	2,218	2,359	-6.0%
Shipments of steel	975	1,104	-11.7%	1,121	-13.0%	2,079	2,215	-6.2%

In 2Q23, crude steel production at the North America BD decreased 12.9% sequentially and 9.8% year over year. In the quarter, two factors affected this BD's production volume. At our Whitby unit, in Canada, the maintenance shutdown to upgrade the melt shop took longer than expected, affecting our operations in the Ontario region. In addition, rebar production was temporarily halted in Charlotte (NC) due to a maintenance stoppage. As a result, total shipments dropped 11.7% in 2Q23 compared to 1Q23. Despite uncertainty about the U.S. economy, the construction sector continues to show resilience, as demonstrated by ABI, a leading indicator of non-residential construction, which reached healthy 50 points in June 2023. In 2Q23, shipments decreased 13.0% compared to 2Q22, mainly due to a contraction in manufacturing activity.

It is worth noting the investment in Whitby, which was completed in June and is now in the ramp-up stage, and the solar project in Midlothian (TX), which started generating power this quarter, demonstrating our commitment to sustainable production coupled with the positive economic benefits of self-generating power. The Inflation Reduction Act (IRA) and Chips Act government stimulus packages continue to offer good prospects for local demand.

The project roadmap has gradually increased CAPEX to sustain good results. Inventory levels remain stable in the chain and backlog.

OPERATING RESULT

NORTH AMERICA BD	2Q23	1Q23	Δ	2Q22	Δ	6M23	6M22	Δ
Results (R$ million)								
Net Sales	6,806	7,793	-12.7%	8,573	-20.6%	14,599	16,795	-13.1%
Cost of Goods Sold	(5,277)	(5,848)	-9.8%	(6,121)	-13.8%	(11,125)	(11,977)	-7.1%
Gross profit	**1,529**	**1,945**	**-21.4%**	**2,451**	**-37.6%**	**3,474**	**4,818**	**-27.9%**
Gross margin (%)	**22.5%**	**25.0%**	**-2.5 p.p**	**28.6%**	**-6.1 p.p**	**23.8%**	**28.7%**	**-4.9 p.p**
EBITDA[1]	**1,777**	**2,355**	**-24.6%**	**2,836**	**-37.4%**	**4,132**	**5,548**	**-25.5%**
Adjusted EBITDA Margin[1] (%)	**26.1%**	**30.2%**	**-4.1 p.p**	**33.1%**	**-7.0 p.p**	**28.3%**	**33.0%**	**-4.7 p.p**

1. Non-accounting measure reconciled with information presented in Note 22 to the Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.

In 2Q23, Net Sales totaled R$6.8 billion, down 12.7% from 1Q23 and 20.6% from 2Q22, reflecting a decline in shipment volumes and the depreciation of the dollar against the Brazilian real. Net Sales per tonne were R$7,005 in the quarter, in line with the previous quarter, influenced by resilient metal spread.

QUARTERLY RESULTS - 2Q23 The 9.8% decrease in Cost of Goods Sold in 2Q23 compared to 1Q23 was due to a reduction in shipment volume in the period combined with a decline in the cost of raw materials such as scrap (-10.4%) and natural gas (-23.5%). Cost per tonne sold was R$5,421 in the quarter, up 2.3% from 1Q23, due to lower dilution of shipments. As the melt shop at Whitby was shut down for longer than expected, there was an increase in freight costs for moving billets, which negatively affected cost in the quarter. Gross Profit was R$1.6 billion in the quarter, 18.0% lower than in 1Q23, as Net Sales declined more sharply than Cost of Goods Sold. Compared to 2Q22, Gross Profit dropped 34.9%. Adjusted EBITDA totaled R$1.8 billion in 2Q23, with Adjusted EBITDA margin of 26.1%, down 4.1 p.p. from 1Q23. Despite the decline compared to the previous quarter, this was the second highest level ever for a second quarter. Adjusted EBITDA decreased 37.0% year over year, reflecting a strong comparison base, as the operation hit an all-time high in 2Q22. In addition, it is worth mentioning the lower contribution from equity accounting related to our joint venture in Mexico, whose largest unit, located in Sahagun, implemented an isolated maintenance shutdown that lasted 30 days. 15

QUARTERLY RESULTS - 2Q23

SPECIAL STEEL BD

PRODUCTION & SHIPMENTS

SPECIAL STEEL BD	2Q23	1Q23	Δ	2Q22	Δ	6M23	6M22	Δ
Volumes (1,000 tonnes)								
Production of crude steel	413	397	4.1%	507	-18.5%	810	1,001	-19.1%
Shipments of steel	379	355	6.8%	435	-12.8%	735	853	-13.9%

In 2Q23, steel production at the Special Steel BD increased 4.1% over 1Q23. However, compared to 2Q22, steel production dropped 18.5%, following the reduction in demand for special steel in the period.

Total shipments increased 6.8% in 2Q23 compared to 1Q23, mainly because of volume recovery in Brazil and sustained buoyant demand in the north-american operation, with sales driven by the fleet, heavy vehicle, and oil & gas segments.

In Brazil, the announcement of a tax-cut program for economy cars created expectations and helped boost the market. In addition, the gradual resumption of activities in some auto assemblers was one of the factors that contributed to the slight improvement in the Brazilian light vehicle sector, according to the National Association of Vehicle Manufacturers (ANFAVEA). The Association expects the sector to grow 2% in 2023. In the United States, light vehicle sales continued to exceed expectations, driven by improvements in the chain and the strategy of increasing inventory levels.

In the heavy vehicle segment, the migration to Euro 6 technology and the high cost of credit continues to have a negative impact on Brazil's industry. In the U.S. market, this segment remains resilient, mainly influenced by the production of class 8 heavy vehicles (large commercial vehicles).

Regarding the agricultural machinery sector, it is worth mentioning the 23/24 Harvest Plan. Announced by the Brazilian government in June, the Harvest Plan will offer R$364 billion (26.8% more than the previous plan) to subsidize the acquisition of agricultural machinery and equipment at lower interest rates.

OPERATING RESULT

SPECIAL STEEL BD	2Q23	1Q23	Δ	2Q22	Δ	6M23	6M22	Δ
Results (R$ million)								
Net Sales	3,086	2,948	4.7%	3,657	-15.6%	6,034	6,876	-12.2%
Cost of Goods Sold	(2,489)	(2,519)	-1.2%	(2,808)	-11.4%	(5,008)	(5,409)	-7.4%
Gross profit	**596**	**430**	**38.9%**	**849**	**-29.8%**	**1,026**	**1,467**	**-30.1%**
Gross margin (%)	**19.3%**	**14.6%**	**4.8 p.p**	**23.2%**	**-3.9 p.p**	**17.0%**	**21.3%**	**-4.3 p.p**
EBITDA[1]	**603**	**497**	**21.3%**	**928**	**-35.0%**	**1,101**	**1,620**	**-32.1%**
Adjusted EBITDA Margin[1] (%)	**19.5%**	**16.9%**	**2.7 p.p**	**25.4%**	**-5.8 p.p**	**18.2%**	**23.6%**	**-5.3 p.p**

1– Non-accounting measure reconciled with information presented in Note 22 to the Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.

In the quarter, Net Sales were R$3.1 billion (+4.7% vs. 1Q23 and -15.6% vs. 2Q22). Gross Profit was R$596 million in the quarter (+38.9% vs. 1Q23 and -29.8% vs. 2Q22). The results were heavily influenced by volume recovery in Brazil and buoyant demand in the United States.

As a result, Adjusted EBITDA of the Special Steel BD rose 21.3% compared to the previous quarter. Meanwhile, the 35.0% decline year over year was mainly due to the strong comparison base, as Adjusted EBITDA hit an all-time high in 2Q22. Adjusted EBITDA margin in the quarter was 19.5%, up 2.7 p.p. from the previous quarter and down 5.8 p.p. from the same quarter last year.

17

QUARTERLY RESULTS - 2Q23

SOUTH AMERICA BD

PRODUCTION & SHIPMENTS

SOUTH AMERICA BD	2Q23	1Q23	Δ	2Q22	Δ	6M23	6M22	Δ
Volumes (1,000 tonnes)								
Production of crude steel	191	149	28.5%	201	-5.2%	340	373	-9.0%
Shipments of steel	311	281	10.6%	292	6.3%	592	625	-5.2%

1. Includes resale of products imported from the Brazil BD

Steel production at the South America BD reached 191,000 tonnes in the quarter, up 28.5% from 1Q23 and down 5.2% from 2Q22. Steel shipments in 2Q23 increased 10.6% over 1Q23 and 6.3% over 2Q22, to 311,000 tonnes, reflecting higher inventory consumption and product resale in the period.

The outlook remains positive in the countries where the Company operates. In Argentina, demand for steel in the construction, mining, and energy sectors has been boosting shipments in the local market.

In Uruguay, major infrastructure projects approved for the second half of the year, in particular projects related to green hydrogen and renewable energy plants, may keep the steel sector thriving in the country.

In Peru, we closed the quarter with a slight recovery in volumes, fueled by attenuation of the country's political issues. The impacts related to the El Niño weather phenomenon continue to affect economic activity in the country.

OPERATING RESULT

SOUTH AMERICA BD	2Q23	1Q23	Δ	2Q22	Δ	6M23	6M22	Δ
Results (R$ million)								
Net Sales	1,609	1,617	-0.5%	1,894	-15.1%	3,226	3,647	-11.5%
Cost of Goods Sold	(1,284)	(1,244)	3.2%	(1,375)	-6.6%	(2,528)	(2,779)	-9.0%
Gross profit	**324**	**373**	**-13.0%**	**519**	**-37.5%**	**697**	**868**	**-19.6%**
Gross margin (%)	**20.2%**	**23.1%**	**-2.9 p.p**	**27.4%**	**-7.3 p.p**	**21.6%**	**23.8%**	**-2.2 p.p**
EBITDA[1]	**481**	**489**	**-1.7%**	**740**	**-35.0%**	**970**	**1,222**	**-20.7%**
Adjusted EBITDA Margin[1] (%)	**29.9%**	**30.2%**	**-0.4 p.p**	**39.1%**	**-9.2 p.p**	**30.1%**	**33.5%**	**-3.5 p.p**

1. Non-accounting measure reconciled with information presented in Note 22 to the Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.

In 2Q23, the South America BD delivered Net Sales of R$1.6 billion, in line with the previous quarter, despite an increase in shipment volume due to lower prices per unit. Compared to the same quarter last year, Net Sales declined 15.1%. Cost of Goods Sold was R$1.3 billion in the quarter, increasing 3.2% over 1Q23 and decreasing 6.6% compared to 2Q22.

Given the increase in shipment volumes and a variation in Cost of Goods Sold higher than the increase in Net Sales, Gross Profit was R$324 million, down 13.0% from 1Q23 and 37.5% from 2Q22.

The BD's Adjusted EBITDA was R$481 million, up 1.7% from 1Q23 and down 35.0% from 2Q22. Adjusted EBITDA margin was 29.9% in the quarter, down 0.4 p.p. and 9.2 p.p. sequentially and year over year, respectively. The result was due to an increase in equity in earnings (proportional EBITDA) of the joint ventures in Colombia and the Dominican Republic.

QUARTERLY RESULTS - 2Q23 APPENDICES ASSETS GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) Consolidated June 30, 2023 December 31, 2022 CURRENT ASSETS Cash and cash equivalents 2,556,042 2,475,863 Short-term investments 1,628,600 2,959,135 Trade accounts receivable 5,593,428 4,999,004 Inventories 16,980,891 17,817,585 Tax credits 2,087,736 1,392,417 Income and social contribution taxes recoverable 654,697 815,197 Dividends receivable 3,131 5,048 Fair value of derivatives 458 3,272 Other current assets 811,123 789,901 30,316,106 31,257,422 NON-CURRENT ASSETS Tax credits 1,015,205 511,547 Deferred income taxes 1,950,862 2,164,477 Judicial deposits 2,005,536 1,825,899 Other non-current assets 512,761 700,377 Prepaid pension cost - 9,179 Investments in associates and joint ventures 4,721,456 3,896,518 Goodwill 10,777,298 11,634,464 Leasing 1,132,728 960,876 Other Intangibles 432,772 415,159 Property, plant and equipment, net 20,930,733 20,422,734 43,479,351 42,541,230 TOTAL ASSETS 73,795,457 73,798,652 18 19

QUARTERLY RESULTS - 2Q23 LIABILITIES GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) Consolidated June 30, 2023 December 31, 2022 CURRENT LIABILITIES Trade accounts payable - domestic market 4,342,259 4,241,819 Trade accounts payable - debtor risk 662,240 653,085 Trade accounts payable - imports 1,204,248 1,724,019 Short-term debt 993,304 2,492,262 Debentures 16,727 628,886 Taxes payable 405,594 395,212 Income and social contribution taxes payable 203,716 497,243 Payroll and related liabilities 667,992 1,056,325 Leasing payable 313,423 275,934 Employee benefits 531 516 Environmental liabilities 223,673 262,018 Fair value of derivatives 8,672 19,056 Other current liabilities 1,268,150 1,216,206 10,310,529 13,462,581 NON-CURRENT LIABILITIES Long-term debt 8,886,166 8,687,355 Debentures 799,049 798,887 Related parties 24,852 24,890 Deferred income taxes 97,724 96,341 Provision for tax, civil and labor liabilities 2,134,724 2,026,003 Environmental liabilities 214,262 222,634 Employee benefits 815,151 893,378 Leasing payable 897,455 754,709 Other non-current liabilities 458,533 533,681 14,327,916 14,037,878 EQUITY Capital 20,215,343 19,249,181 Treasury stocks 11,597 11,597 Capital reserves (154,895) (179,995) Retained earnings 20,879,445 22,172,561 Accrued profits 4,449,772 - Equity value adjustment 3,575,682 4,862,850 EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT 48,976,944 46,116,194 NON-CONTROLLING INTERESTS 180,068 181,999 EQUITY 49,157,012 46,298,193 TOTAL LIABILITIES AND EQUITY 73,795,457 73,798,652 20

QUARTERLY RESULTS - 2Q23

INCOME STATEMENT

GERDAU S.A.
CONSOLIDATED INCOME STATEMENT
In thousands of Brazilian reais (R$)

	Consolidated			
	For the three-month period ended		For the six-month period ended	
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
NET SALES	18,265,370	22,968,442	37,137,673	43,298,933
Cost of sales	(14,987,029)	(17,064,511)	(30,230,657)	(32,214,000)
GROSS PROFIT	3,278,341	5,903,931	6,907,016	11,084,933
Selling expenses	(174,138)	(178,235)	(348,370)	(346,126)
General and administrative expenses	(388,209)	(337,778)	(752,016)	(664,194)
Other operating income	15,724	59,912	913,823	96,521
Other operating expenses	(83,937)	(42,069)	(129,675)	(61,039)
(Reversal) Impairment of financial assets	3,533	(1,976)	(981)	(1,351)
Equity in earnings of unconsolidated companies	233,590	386,851	587,544	695,419
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	2,884,904	5,790,636	7,177,341	10,804,163
Financial income	243,797	140,617	459,659	229,416
Financial expenses	(355,920)	(450,975)	(679,655)	(812,409)
Tax credits monetary update	(299,905)	(46,566)	(489,633)	(288,355)
Exchange variations, net	-	-	253,002	-
(Losses) Gains on financial instruments, net	(10,707)	(4,160)	(16,203)	6,870
INCOME BEFORE TAXES	2,462,169	5,429,552	6,704,511	9,939,685
Current	(469,810)	(1,425,280)	(1,135,354)	(2,316,336)
Deferred	150,364	294,227	(211,035)	(384,465)
Income and social contribution taxes	(319,446)	(1,131,053)	(1,346,389)	(2,700,801)
NET INCOME	2,142,723	4,298,499	5,358,122	7,238,884
(-) Credit recovery / Provisions	-	-	(845,216)	-
(-) Tax credits monetary update	-	-	(253,002)	-
(+) Income tax of extraordinary items	-	-	270,456	-
(=) Total of extraordinary items	-	-	(827,762)	-
ADJUSTED NET INCOME*	2,142,723	4,298,499	4,530,360	7,238,884

*Adjusted Net Income is a non-accounting indicator prepared by the Company, reconciled with the Financial Statements, which consists of Net Income adjusted for non-recurring events that impacted Net Income.

21

QUARTERLY RESULTS - 2Q23

CASH FLOW

GERDAU S.A.
CONSOLIDATED INCOME STATEMENT
In thousands of Brazilian reais (R$)

	Consolidated			
	For the three-month period ended		For the six-month period ended	
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Cash flows from operating activities				
Net income for the period	2,142,723	4,298,499	5,358,122	7,238,884
Adjustments to reconcile net income for the period to net cash provided by operating activities:				
Depreciation and amortization	752,451	701,208	1,467,226	1,360,019
Equity in earnings of unconsolidated companies	(233,590)	(386,851)	(587,544)	(695,419)
Exchange variation, net	299,905	46,566	489,633	288,355
Gains and losses on derivative financial instruments, net	10,707	4,160	16,203	(6,870)
Post-employment benefits	58,154	56,292	133,445	126,742
Long-term incentive plans	43,018	21,740	80,322	39,415
Income tax	319,446	1,131,053	1,346,389	2,700,801
Losses (Gains) on disposal of property, plant and equipment	16,980	(14,189)	17,937	(18,547)
(Reversal) Impairment of financial assets	(3,533)	1,976	981	1,351
Provision of tax, civil, labor and environmental liabilities, net	63,773	70,262	109,015	78,391
Tax credits recovery	-	-	(1,098,218)	-
Interest income on short-term investments	(129,816)	(59,822)	(276,778)	(118,229)
Interest expense on debt and debentures	218,087	274,152	422,007	520,205
Interest on loans with related companies	-	29	-	29
(Reversal) Provision for net realizable value adjustment in inventory, net	(10,259)	5,561	(26,424)	7,555
	3,548,046	6,150,636	7,452,316	11,522,682
Changes in assets and liabilities				
Increase in trade accounts receivable	172,276	(13,822)	(954,619)	(1,915,468)
Decrease (Increase) in inventories	(312,791)	(1,478,186)	(338)	(2,288,678)
Increase in trade accounts payable	(428,241)	715,294	(169,261)	1,571,663
Increase in other receivables	(49,419)	(191,243)	(179,637)	(225,092)
Decrease in other payables	51,695	(330,747)	(755,949)	(1,032,720)
Dividends from associates and joint ventures	5,982	13,047	65,481	15,730
Purchases of short-term investments	(1,372,044)	(253,969)	(2,744,766)	(1,301,447)
Proceeds from maturities and sales of short-term investments	2,967,748	1,056,534	4,116,748	2,073,429
Cash provided by operating activities	4,583,252	5,667,544	6,829,975	8,420,099
Interest paid on loans and financing	(305,413)	(418,344)	(383,744)	(522,981)
Interest paid on lease liabilities	(26,318)	(20,173)	(47,136)	(39,304)
Income and social contribution taxes paid	(1,034,684)	(1,371,583)	(1,218,572)	(1,680,139)
Net cash provided by operating activities	3,216,837	3,857,444	5,180,523	6,177,675
Cash flows from investing activities				
Purchases of property, plant and equipment	(1,228,713)	(958,982)	(2,183,061)	(1,551,839)
Proceeds from sales of property, plant and equipment, investments and other intangibles	1,191	22,006	6,681	35,273
Additions in other intangibles	(31,816)	(38,220)	(59,477)	(74,434)
Share buyback in joint ventures	47,006	-	47,006	-
Capital increase in joint ventures	-	-	(96,653)	-
Net cash used in investing activities	(1,212,332)	(975,196)	(2,285,504)	(1,591,000)
Cash flows from financing activities				
Acquisition of interest in subsidiary	-	(46,153)	-	(46,153)
Purchases of Treasury stocks	-	(312,144)	-	(312,144)
Dividends and interest on capital paid	(772,110)	(870,332)	(1,104,363)	(1,210,915)
Proceeds from loans and financing	838,792	10,426	957,184	305,580
Repayment of loans and financing	(1,921,909)	(1,290,039)	(2,335,220)	(1,486,703)
Leasing payment	(91,455)	(85,723)	(183,047)	(157,410)
Intercompany loans, net	597	4,912	(38)	4,174
Net cash used by financing activities	(1,946,085)	(2,589,053)	(2,665,484)	(2,903,571)
Exchange variation on cash and cash equivalents	(84,260)	588,397	(149,356)	(67,005)
Increase in cash and cash equivalents	(25,840)	881,592	80,179	1,616,099
Cash and cash equivalents at beginning of period	2,581,882	4,895,161	2,475,863	4,160,654
Cash and cash equivalents at end of period	2,556,042	5,776,753	2,556,042	5,776,753

22

QUARTERLY RESULTS - 2Q23 WHO WE ARE LARGEST BRAZILIAN STEEL PRODUCER. Gerdau is Brazil's largest producer of steel, a leading producer of long steel in the Americas, and one of the world’s leading suppliers of special steel. In Brazil, Gerdau also produces flat steel and iron ore, activities that expand its product mix and leverage the competitive advantages of its operations. Gerdau also is the largest recycler in Latin America and, around the world, transforms millions of tonnes of scrap into steel each year, underscoring its commitment to sustainable development in the regions where it operates. The shares of Gerdau companies are listed on the São Paulo (B3), New York (NYSE), and Madrid (Latibex) stock exchanges. For more information, visit the Investor Relations website: https://ri.gerdau.com/ BUSINESS DIVISIONS (BDs) GERDAU PRESENTS ITS RESULTS IN FOUR BUSINESS DIVISIONS (BD): BRAZIL BD — includes the operations in Brazil (except special steel) and the iron ore operation; NORTH AMERICA BD — includes all operations in North America (Canada and United States), except special steel, as well as the jointly controlled company in Mexico; SOUTH AMERICA BD — includes all operations in South America (Argentina, Peru, and Uruguay), except the operations in Brazil, and the jointly controlled companies in Colombia and the Dominican Republic; SPECIAL STEEL BD — includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil. 23 ESTADOS UNIDOS CANADÁ MÉXICO REPÚBLICA DOMINICANA COLÔMBIA PERU BRASIL URUGUAI ARGENTINA

QUARTERLY RESULTS - 2Q23 IN ADDITION, THE COMPANY HAS CREATED NEW BUSINESS UNITS; IT STANDS OUT AS A LEADING RECYCLER, OWNS FORESTS, AND INVESTS IN ENVIRONMENTAL AND SOCIAL PROJECTS: Gerdau Next holds interests or controls companies engaged in construtech, logistics, and metal foundations, as well as civil construction marketplaces, and is a startup accelerator. Created in 2020, Gerdau Next is our business unit dedicated to diversifying Gerdau’s product and service portfolio in segments adjacent to steel that are strategic, profitable and undergoing transformation on paths to sustainability, mobility and productivity in the construction industry. In connection with the entrepreneurship ecosystem, Gerdau Next Ventures is a startup accelerator and a Corporate Venture Capital fund whose mission is to foster shared experiences and partnerships with the region’s innovation ecosystem. Gerdau has two iron ore mines located in the state of Minas Gerais, which supply the integrated mill of Ouro Branco-MG and sell a portion of the volume produced. We are Latin America’s largest recycler of steel scrap, transforming 11 million tonnes every year, with 71% of our steel made from the material. We have 250,000 hectares of renewable eucalyptus forests in Minas Gerais. Of this total, 91,000 hectares (an area larger than the city of São Paulo) are set aside for the conservation of native forests. Currently, Gerdau is the world’s largest producer of charcoal, which is used as bioreducer to manufacture pig iron. Aware of our social and environmental responsibility, our investments include contributions to 456 projects focused on housing, recycling and entrepreneurship education, supported by approximately 2,000 employee volunteers. Newave Energia, a Gerdau Next investee, invests in power generation greenfield projects with a capacity of approximately 2.5 GW, exclusively from solar or wind sources, and should start generating power in the next two to three years. It also invests in brownfield projects and in electricity trading activities, whether in the retail or directional modes and/or pre-payment transactions. 24

QUARTERLY RESULTS - 2Q23 IR CONTACTS Investor Relations website: http://ri.gerdau.com/ IR e-mail: inform@gerdau.com PRESS: Press e-mail: atendimentogerdau.br@bcw-global.com Rafael Japur Vice-President and Investor Relations Officer ∙ Renata Oliva Battiferro IR Manager ∙ Cristiene Baldoino da Costa ∙ Sergio Tonidandel Jr. ∙ Ariana De Cesare Pereira ∙ Gustavo Alves